EXHIBIT 99.1

Auryn drills 9.15 meters of 3.48 g/t gold at Committee Bay and provides exploration update

Vancouver, British Columbia – August 24th, 2017 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG, “Auryn” or the “Company”) is pleased to announce initial results from its summer exploration drill program at the Committee Bay Gold Project located in Nunavut, Canada. The results represent 15% or 21 holes out of 148 holes currently drilled across 18 targets in the belt this summer (see Figure 1). Highlights include 9.15 meters of 3.48 g/t Au and 1.53 meters of 7.48 g/t Au which ended in mineralization where the hole was lost at West Plains. West Plains remains open at depth (See Figure 2).

Committee Bay program highlights:

•	Drilling 5 additional targets (total drilled targets increased from 13 to 18)
•	Increased drill meters from 25,000 to 29,000
•	Extended high-grade mineralization to a vertical depth of 150 meters
•	Purchased $1.8 million of fuel for a 2018 drill program

President and CEO, Shawn Wallace stated, “We are pleased with the results we have seen to date and the level of efficiency of the work completed this season. The Committee Bay summer program is a considerable undertaking both technically and logistically. We are looking very forward to receiving the results of the remaining 25,000 meters as we have tested the most robust targets on the belt that we have found to date.”

Mr. Wallace further stated, “this is an exciting time for Auryn shareholders as we enter a busy season of results from the Committee Bay and Homestake drill programs. Surface exploration is also currently underway in Peru ahead of drilling later this year.”

Rotary Air Blast (RAB) Drilling Results:

The RAB drill program undertaken this year was designed to test new target structures underneath till cover and to drill the source rock of gold-in-till anomalies and mineralized boulder trains. To date 15% of the results have been received, with the complete results from the West Plains, Ziggy South, and Avinngaq targets reported in Table 2 below. The summer exploration RAB drill program has approximately 25,000 meters in 127 holes remaining to be released in the coming months.

Michael Henrichsen, Chief Geologist and COO of Auryn commented, “drilling at the West Plains target demonstrates that high-grade mineralization continues down plunge to a vertical depth of 150 meters. The West Plains target is considered an important target to explore to depth as the alteration associated with gold mineralization is very strong with widths of 40 to 80 meters of sulphidized banded iron formation being encountered.”

Mr. Henrichsen further stated “We are very encouraged by several targets in the belt with pending assays where we successfully intersected highly sulphidized banded iron formation similar in nature to that of the Three Bluffs deposit.”

Results from both the Ziggy South and Avinngaq prospects encountered anomalous gold over narrow widths but are not deemed to be significant.

Table 1:

Significant Intercepts - RAB 2017
Prospect	Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)
West Plains	17WPR051	94.49	100.58	6.09	0.83
		160.02	161.54	1.52	0.30
		166.12	170.69	4.57	1.37
West Plains	17WPR052	12.19	15.24	3.05	0.93
		103.63	109.73	6.10	0.36
		115.82	135.64	19.82	1.60
	including	126.49	135.64	9.15	2.89
West Plains	17WPR053	96.01	99.06	3.05	1.30
		105.16	120.40	15.24	0.43
		137.16	143.26*	6.10	2.54
	including	141.73	143.26*	1.53	7.48
West Plains	17WPR054	76.20	83.82	7.62	0.21
West Plains	17WPR055	70.10	77.72	7.62	0.23
		96.01	97.54	1.53	0.53
		121.92	129.54	7.62	0.37
		134.11	135.64	1.53	0.82
		143.26	144.78	1.52	0.79
		161.54	170.69	9.15	3.48
	including	161.54	167.64	6.10	4.93
West Plains	17WPR056	132.59	135.64	3.05	0.45
		149.35	150.88	1.53	0.39
		153.92	156.97	3.05	1.20
		178.31	179.83	1.52	0.49
Avinngaq	17TXR005	105.16	106.68	1.52	0.52
Ziggy South	17ZSR002	156.97	158.5	1.53	0.27
Ziggy South	17ZSR003	73.15	74.68	1.53	1.72
		77.72	82.3	4.58	0.45
		123.44	124.97	1.53	0.35
Ziggy South	17ZSR004	44.2	45.72	1.52	0.38
Ziggy South	17ZSR005	100.58	102.11	1.53	1.67
Ziggy South	17ZSR006	178.31	179.83	1.52	0.26
Ziggy South	17ZSR008	35.05	36.58	1.53	0.25

*	Hole terminated in mineralization
**	True widths of mineralization are unknown based on current geometric understanding of the mineralized intervals.

Additional Targets:

The five additional targets being drilled were identified by a combination of gold-in till-anomalies and outcropping mineralization. Of particular note are the Kinng Mountain and Kinng Gold targets in the northeast third of the belt (see Figure 3) where Auryn is currently drilling under high-grade surface mineralization in sulphidized banded iron formation. This surface mineralization is defined by historic grab samples, highlights of which are outlined in Table 2 below.

Table 2: Grab Samples from Kinng Gold and Kinng Mountain targets

Target	Disposition	Au (g/t)
Kinng Gold	Outcrop	15.12
	Boulder	7.89
	Outcrop	4.05
Kinng Mountain	Outcrop	40.04
	Outcrop	35.9
	Outcrop	11.35
	Boulder	9.47
	Outcrop	7.27
	Felsenmeer	6.79
	Outcrop	1.41
	Felsenmeer	1.04
	Boulder	2.54
	Outcrop	2.02
	Outcrop	1.68
	Felsenmeer	1.44
	Felsenmeer	1.02

Michael Henrichsen, P.Geo, COO of Auryn, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Shawn Wallace
President and CEO

For further information on Auryn Resources Inc., please contact Jay Adelaar, Vice-President of Investor Relations at (778) 729-0600 or info@aurynresources.com

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold projects located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

Forward Looking Information

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to, or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2016 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Committee Bay RAB Drilling QA/QC Disclosure

Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than four consecutive samples (six meters) of less than 0.25 g/t Au.

Analytical samples were taken using 1/8 of each 5ft (1.52m) interval material (chips) and sent to ALS Lab in Yellowknife, NWT and Vancouver, BC for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA25) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed.

Disclaimer

The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Committee Bay: 2017 Drilling

AURYN RESOURCES

Inuk
1400m RAB
Mist
1400m RAB
Koffy
1800m RAB
Tuugaalik
800m RAB
Kinng Mtn.
400m RAB
Kinng Au
400m RAB
Aarluk
2338m RAB
Tulugaq
800m RAB
Castle Rock
3200m RAB
Ziggy North
1000m RAB
Ridge
2649m RAB
Four Hills
727m RAB
Three
Bluffs
Avinngaq
1186m RAB
Ziggy South
1810m RAB
Kalulik
3565m RAB
Anuri Lakes
3017m RAB
West Plains
1053m RAB
Quartzite Ridge
1181m RAB
N
40 km
Legend
2017 Targets
Results Reported
Results Pending
Additional Targets being
Drilled in 2017

Figure 1: Illustrates the targets that have been drilled at the Committee Bay Gold project. Results that have been reported are highlighted by the yellow text boxes.

West Plains Results

A
A'
15WPR027
27.4m @ 3 g/t Au
incl. 6.1m @ 7.5 g/t Au
06WP010
16.8m @ 3.8 g/t Au
incl. 7m @ 8.4 g/t Au
11WP023
22m @ 1.5 g/t Au
incl. 14m @ 2 g/t Au
- incl. 4m @ 5.2 g/t Au
06WP006
10m @ 11.8 g/t Au
Chute Projection
17WPR052
19.8m @ 1.6 g/t Au
incl. 9.2m @ 2.89 g/t Au
17WPR053
6.1m @ 2.5 g/t Au
incl. 1.5m @ 7.5 g/t Au
Hole terminated in mineralization
17WP051
17WPR056
3m @ 1.2 g/t Au
17WPR055
9.2m @ 3.5 g/t Au
incl. 6m @ 4.9 g/t Au
132.6m
135.6m
161.5m
170.7m
137.2m
143.3m
EOH 144.8m
115.8m
135.6m
EOH 201.2m
EOH 201.2m
EOH 201.2m
35m
Legend
Mineralization Intervals
Sulphidized interval
Interpolant Block Model
10 - 44 g/t Au
2.7 - 10 g/t Au

Kinng Mtn.
400m RAB
Kinng Au
400m RAB
Inuk
1400m RAB
Castle Rock
3200m RAB
Ridge
2649m RAB
Aviinngaq
1186m RAB
Ziggy South
1810m RAB
Ziggy North
1000m RAB
Four Hills
727m RAB
Anuri Lakes
3017m RAB
West Plains
1353m RAB
Quartzite Ridge
1181m RAB
40 km
Legend
2017 Targets
Results Reported
Results Pending
Additional Targets being Drilled in 2017

A
A'
500 m
Legend
2017 Drill hole
2015-2016 Drill hole
Pre-2015 Drill hole

Figure 2: Illustrates the results from the West Plains drilling in the Southwest region of the Committee Bay Gold project. The high-grade shoot has a vertical continuity to 150 meters depth and is open for expansion.

Committee Bay: Kinng Mtn and Kinng Au Targets

Kinng Mountain
2.8 g/t Au
2.6 g/t Au
2.0 g/t Au
2.5 g/t Au
1.7 g/t Au
1.4 g/t Au
3.5 g/t Au
40.0 g/t Au
11.4 g/t Au
35.9 g/t Au
7.3 g/t Au
9.5 g/t Au
6.8 g/t Au
500 m

Kinng Gold
2.7 g/t Au
4.0 g/t Au
8.8 g/t Au
15.1 g/t Au
7.9 g/t Au
2.4 g/t Au
4.2 g/t Au
13.9 g/t Au
2.8 g/t Au
4.0 g/t Au
1.5 g/t Au
2.7 g/t Au
200 m

Legend

Drill Targets

Historical Grabs (Au g/t)

- < 0.05
- 0.06 - 0.27
- 0.28 - 1.37
- 1.38 - 8.23
- > 8.24

Figure 3:  Illustrates high grade historical grab samples at both Kinng Mountain and Kinng Gold targets.